Exhibit 99.1

FOURTH QUARTER REPORT FOR PERIOD ENDED 31 DECEMBER 2024

ASX: WDS | NYSE: WDS

Wednesday, 22 January 2025

Sangomar underpins record annual production

Operations

•	Outstanding production from Sangomar with 75 Mboe/day produced in the quarter, driving record full-year production of 194 MMboe (530 Mboe/day), at the top end of the 2024 full-year production guidance range.

•	Quarterly production of 51.4 MMboe. (559 Mboe/day), down 3% from Q3 2024 due to lower seasonal demand at Bass Strait and an unplanned shutdown at Pluto, partly offset by increased production at Sangomar.

•	Quarterly revenue of $3,470 million, down 6% from Q3 2024 primarily due to lower seasonal demand at Bass Strait, partly offset by higher third-party LNG trades.

•	Sold 33.6% of produced LNG at prices linked to gas hub indices in the quarter (12.8% of total equity production), realising a 31% premium compared to oil-linked pricing.

Projects

•	The Scarborough Energy project was 78% complete at the end of the quarter, with the final Pluto Train 2 modules arriving at the Pluto LNG site in December. The project remains on target for first LNG cargo in 2026.

•	The Trion project was 20% complete at the end of the quarter, with construction of the floating production unit commencing in November. First oil is targeted for 2028.

•	Continued construction of the Beaumont New Ammonia project with Phase 1 of the project on track for start up in the second half of 2025.

Portfolio Developments

•	Simplified Woodside’s Australian portfolio and consolidated focus on operated LNG assets, by entering into an asset swap with Chevron.[1]

•	Signed an engineering, procurement and construction (EPC) contract with Bechtel for the Louisiana LNG foundation development. FID is targeted from Q1 2025.

•	Completed the sale of a 15.1% non-operating participating interest in the Scarborough Joint Venture to JERA for approximately US$1.4 billion.

Woodside CEO Meg O’Neill said Woodside is delivering on its growth strategy while taking steps to sharpen its focus on high-value core assets.

“Our high-quality assets continued to deliver outstanding performance in the quarter, underpinned by Sangomar producing 75 thousand barrels of oil equivalent per day at 95% reliability, driving record annual production of 194 million barrels of oil equivalent. We also saw a strong contribution from Mad Dog in the Gulf of Mexico, with a full year of Argos production at peak rates.

“At the same time, we made important progress with our growth projects, including the arrival of the final Pluto Train 2 modules for our Scarborough Energy Project, which remains on track for first LNG in 2026. We were also pleased to welcome JERA, another strategic partner, into the Scarborough Joint Venture.

[1]	Completion of the transaction is subject to customary conditions precedent. See “Woodside simplifies portfolio and unlocks long-term value” announced 19 December 2024 for details.

1	Fourth quarter report for period ended 31 December 2024

“The Trion Project has also transitioned into the construction phase, with the first steel cut for the floating production unit, and we remain on track for 2028 first oil.

“We continued to move at pace on our recently acquired Louisiana LNG development, signing an engineering, procurement and construction contract with Bechtel to support final investment decision readiness from the first quarter of 2025. We also progressed the sell-down process, which has attracted strong interest from high-quality potential partners. It is encouraging to see the growing level of support for LNG opportunities in the US from capital markets, including the recognition of the potential additional value unlocked by strong marketing capabilities. Woodside’s business model is uniquely placed to deliver compelling long-term value in the US LNG market.

“Equally exciting was the progress at our re-named Beaumont New Ammonia project, with construction of Train 1 underway as we work towards Phase 1 project completion and operations readiness in the second half of 2025.

“With such a strong growth journey ahead of us, we recognise the need to remain focused. In the quarter, we announced an asset swap with Chevron, which streamlines our Australia portfolio by trading our equity in Wheatstone to increase our position in North West Shelf to 50% and support short-term cash generation.

“This agreement positions Woodside to continue providing energy for local and global customers from the North West Shelf, further supported by the Western Australian Government’s environmental approval for the North West Shelf Project Extension received during the quarter.

“We will continue to pursue targeted and strategic opportunities to simplify our business and sharpen our focus to deliver long-term shareholder value.

“Our commitment to the domestic market was further demonstrated by the execution of gas sales of 77 petajoules in eastern Australia. This highlights the ongoing role of gas in supporting Australian households, businesses and manufacturers. We continued work on optimising facilities and maximising gas production from Bass Strait, while marking the end of 55 years of oil production.

“Conducting our business sustainably underpins our strategy to thrive through the energy transition. Preliminary data shows a 14% reduction in our net equity Scope 1 and 2 emissions in 2024, from our stated starting base. Whilst we are on track to meet our scope 1 and 2 net reduction targets, with the strong start-up of Sangomar, our absolute emissions did increase in 2024. We remain committed to take actions to decarbonise our assets and this has become part of how we run our business every day.

“Over the quarter, we continued to make major contributions to the communities where we operate, awarding our largest-ever Traditional Owner construction contract to locally based company Winyama, which will support the delivery of Scarborough.

“As we officially recognised our 70-year anniversary in 2024, we reflected on our proud history and the contributions of the determined people who built this company. Today, Woodside’s determination to provide energy the world needs and deliver value for our shareholders is stronger than ever. We are building on strong foundations to position Woodside for long-term success”, she said.

2	Fourth quarter report for period ended 31 December 2024

Comparative performance at a glance

			Q4 2024	Q3 2024	Change %	Q4 2023	Change %	YTD 2024	YTD 2023	Change %
Revenue	$	million	3,470	3,679	(6%)	3,355	3%	13,151	14,028	(6%)

Production[2]		MMboe	51.4	53.1	(3%)	48.1	7%	193.9	187.2	4%
Gas		MMscf/d	1,909	2,001	(5%)	2,010	(5%)	1,931	2,002	(4%)
Liquids		Mbbl/d	224	226	(1%)	170	32%	191	162	18%
Total		Mboe/d	559	577	(3%)	522	7%	530	513	3%

Sales		MMboe	53.8	55.8	(4%)	49.5	9%	203.5	201.5	1%
Gas		MMscf/d	2,115	2,154	(2%)	2,118	—	2,085	2,248	(7%)
Liquids		Mbbl/d	214	228	(6%)	166	29%	190	158	20%
Total		Mboe/d	585	606	(3%)	538	9%	556	552	1%

Average realised price	$	/boe	63	65	(3%)	67	(6%)	64	69	(7%)

Capital expenditure[3]	$	million	2,681	3,033	(12%)	1,566	71%	8,126	5,701	43%
Capex excl. acquisitions	$	million	1,396	1,133	23%	1,566	(11%)	4,941	5,701	(13%)
Acquisitions[4]	$	million	1,285	1,900	(32%)	—	100%	3,185	—	100%

2024 full-year guidance comparison

		Q3 Guidance	Full-year result
Production	MMboe	189 – 195 (516 – 533 Mboe/day)	193.9 (530 Mboe/day)
Capital expenditure (excl acquisitions and other equity changes)	$ billion	4.8 – 5.2	4.9
Gas hub exposure[5]	% of produced LNG	33 – 37	34.4

Operations

Pluto LNG

•	LNG reliability was 92.2% for the quarter following an unplanned five day shutdown of the Pluto facilities in November. Full-year LNG reliability at Pluto was 96.1%.

•	Achieved highest quarterly production (3.1 MMboe) through the Pluto-KGP Interconnector for the year.

North West Shelf (NWS) Project

•	Achieved strong quarterly LNG reliability of 97.2%. Full-year LNG reliability at NWS was 98.3%.

•

Received environmental approvals from the Western Australian Government for the North West Shelf Project Extension. The extension is an important step in enabling the long-term processing of North West Shelf Joint Venture (NWS JV) field resources and third-party resources through the Karratha Gas Plant. The Federal Government approvals process is ongoing. As part of the approval, the NWS JV committed to a range of environmental management measures, including a significant reduction in air emissions, along with greenhouse gas emissions management measures.

[2]	Q4 2024 includes 0.31 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.
[3]	Includes capital additions on property plant and equipment, exploration and evaluation capitalised, other corporate spend and purchase consideration for Beaumont New Ammonia and Louisiana LNG.
[4]	Purchase consideration for Beaumont New Ammonia and Louisiana LNG.
[5]	Gas hub indices include Japan Korea Marker (JKM), TTF and National Balancing Point (NBP). It excludes Henry Hub.

3	Fourth quarter report for period ended 31 December 2024

•

LNG Train 2 was taken offline as preparations for permanent retirement are underway. The train retirement is expected to reduce emissions by approximately 0.3 million tonnes per annum CO2 equivalent (Woodside share, at 33% working interest).

Bass Strait

•	Completed the Gippsland Asset Streamlining project with final crude oil from the Cobia platform processed prior to closure of the Crude Stabilisation Plant at Longford.

•	Production increased from the Kipper field following successful startup of gas compression facilities.

Sangomar

•	Achieved outstanding production of 95 Mboe/day (100%, 75 Mboe/day Woodside share) from the Sangomar field, with a total of 17 cargoes exported from start up to the end of December 2024.

•	Successfully completed FPSO commissioning and start-up activities including the gas and water injection systems while also achieving 94% reliability for the quarter.

•	Continued to expand the market for Sangomar crude with the grade being supplied into the US for the first time in Q4.

Gulf of Mexico

•	Completed a planned shutdown at Shenzi to proactively address integrity and reliability scopes.

•	Restored a key Shenzi well to production in November 2024 following an unplanned outage.

•	Completed a planned offshore facility shutdown and commenced an infill development well at Mad Dog A-Spar.

•	Maintained peak production of ~130 kbbl/d and commenced an infill injector well with plans to complete the well in Q1 2025 at Mad Dog Argos.

Marketing

•

Sold 33.6% of produced LNG at prices linked to gas hub indices in the quarter (34.4% full-year 2024), realising a 31% premium compared to oil linked pricing. This represents 12.8% of Woodside’s total equity production in the quarter (15.0% full-year 2024).

•	Achieved record quantity of trucked LNG deliveries of approximately 556 TJ, equivalent to 540 trailers, to customers in northern Western Australia.

•

Executed incremental Western Australian gas sales of 7.3 PJ (full-year of 73.5 PJ) for delivery across 2025 and 2026. Woodside continues to engage with the Western Australian domestic market on additional supply requirements for 2025, 2026 and 2027.

•	Completed eastern Australian Expression of Interest process with executed sales totalling 77.4 PJ across 2025 and 2026.

Projects

Scarborough Energy Project

•	The Scarborough and Pluto Train 2 project was 78% complete at the end of the quarter (excluding Pluto Train 1 modifications).

•	Fabrication of the floating production unit (FPU) hull and topsides is proceeding ahead of FPU integration activities planned in 2025.

•	Completed installation and pre-commissioning activities of the 433km trunkline.

4	Fourth quarter report for period ended 31 December 2024

•	The final of the 51 Pluto Train 2 modules were delivered and installed in place at the Pluto LNG site.

•

Announced Woodside’s largest-ever Traditional Owner construction contract to Winyama Contracting Group for the delivery of civil works for the Pluto Train 1 Modifications project. Mobilisation for the civil works has commenced and module construction is ramping up.

•	Completed the sale of a 15.1% non-operating participating interest in the Scarborough Joint Venture to JERA for approximately $1.4 billion.[6]

•	First LNG cargo is targeted for 2026.

Trion

•	Trion was 20% complete at the end of the quarter.

•	Awarded contracts for drilling and completion services, gas gathering line installation and the build and lease of the floating storage and offloading vessel (FSO).

•	Construction of the semi-submersible floating production unit (FPU) and the fabrication of the subsea flexible piping commenced. Subsea equipment manufacturing progressed.

Louisiana LNG

•	Completed the acquisition of Tellurian Inc. (Tellurian) and its US Gulf Coast Driftwood LNG development which was renamed Louisiana LNG.

•	Signed a lump sum turnkey engineering, procurement and construction (EPC) contract with Bechtel for the three train, 16.5 million tonnes per annum foundation development.

•	Continued site works under a limited notice to proceed with Bechtel. Site works are focused on piling, dry excavation and marine offloading facilities.

•	Progressed sell-down opportunities for Louisiana LNG. Strong interest has been received from potential project partners.

•	Targeting final investment decision (FID) readiness from Q1 2025.

Beaumont New Ammonia

•

In October 2024, the tragic death of an employee of one of OCI’s construction contractors occurred at the project site. Woodside continues to work with local authorities, OCI and the contractor company to understand root causes.

•	Construction of Train 1 continues with OCI managing the project under the Construction Management Agreement. The project handover is subject to cost, schedule, and performance guarantees from OCI.[7]

•	Woodside continues to work closely with OCI in preparation for operations readiness. Phase 1 of the project is on track to be completed in the second half of 2025.

•

The Beaumont Clean Ammonia project has been renamed to Beaumont New Ammonia to reflect change of ownership and the production of a new, lower-carbon ammonia product following ExxonMobil’s carbon, capture and storage (CCS) facility becoming operational.

Decommissioning

•

Safely recovered and transported the Griffin Riser Turret Mooring (RTM) to the Australian Marine Complex at Henderson, Western Australia where the RTM will be disassembled and components recycled or reused.

[6]	The sale and purchase agreement is with JERA Scarborough Pty Ltd, a wholly owned subsidiary of JERA Co., Inc. See “Woodside complete sale to JERA of 15.1% in Scarborough”, announced 31 October 2024.
[7]

With limited exceptions, such as changes requested by Woodside, OCI will expend the resources necessary to complete the project ensuring that it meets the agreed performance standards prior to hand over. OCI will also be responsible for limited financial payments to Woodside if the project is delayed beyond September 2025

5	Fourth quarter report for period ended 31 December 2024

•

Continued ongoing decommissioning campaigns including the plugging and abandoning of three wells at Stybarrow, and removal of multiple moorings, structures, and wellheads across a number of fields offshore Western Australia. In 2024, Woodside successfully plugged and abandoned seven of ten Stybarrow wells, recovered more than 90 subsea structures including wellheads, Xmas trees and manifolds, and recovered 149 km of pipe.

•	Continued decommissioning activities at Bass Strait, completing the plug and abandonment of wells on the Perch and Dolphin facilities.

Exploration and development

Browse

•

Continued activities in support of the Browse to North West Shelf Project, including ongoing regulatory engagement in support of key approvals, progressing commercial discussions and work to optimise the upstream development concept.

•

Referred the Browse carbon capture and storage (CCS) system to the Commonwealth regulator in October 2024 for assessment, in accordance with the Environment Protection and Biodiversity Conservation Act 1999. This seeks environmental approval of the Browse CCS system as a separate but related proposal to the Browse to North West Shelf Project.

Calypso

•	Progressed pre-FEED engineering studies and subsurface studies to mature the technical definition of the development concept.

•	Fiscal negotiations advanced with the Government of Trinidad and Tobago and commercial discussions continued with key stakeholders to evaluate options to monetise the resource.

Sunrise

•

The Sunrise Joint Venture (SJV) participants continued negotiations with the Australian and Timor-Leste Governments to progress a new Production Sharing Contract, Petroleum Mining Code and fiscal regime.

•	The SJV completed a Concept Study Report considering multiple potential Greater Sunrise development scenarios. The SJV participants are reviewing the outcomes of this report.

Exploration

•

On the North El Dabaa Offshore (Block 4) Licence in Egypt, the Khendjer-1X well (non-operated) was drilled in the quarter and did not encounter hydrocarbons. Post-well analysis and learnings integration are ongoing.

•

In Namibia, Woodside’s option period to acquire at least a 56% interest in Petroleum Exploration Licence 87 began upon receiving a seismic license in November. Woodside is currently evaluating seismic data in support of the decision on or before 18 May 2025.

New energy and carbon solutions

H2OK

•

Woodside continues to take a disciplined approach to H2OK and has made a strategic decision to delay FID, prioritising Beaumont New Ammonia. Work will continue to improve project competitiveness and secure binding offtake agreements.

•	Woodside is reviewing the final 45V Clean Hydrogen Production Tax Credit regulations released by the United States Department of Treasury in January 2025.

6	Fourth quarter report for period ended 31 December 2024

Heliogen

•

Woodside has concluded its collaboration with Heliogen on Project Capella, with both parties deciding to not pursue the construction phase of the project. Woodside and Heliogen continue to evaluate opportunities for further collaboration in deploying concentrated solar power technology.

NeoSmelt

•	Woodside will join BHP, Rio Tinto, and BlueScope as part of the NeoSmelt project in Western Australia as energy supplier, subject to finalising commercial arrangements.[8]

•	The NeoSmelt project aims to prove Pilbara iron ore can be used to produce molten iron with reduced CO2 emissions using new technologies and lower carbon energy.

Carbon capture and storage (CCS) opportunities

•	Completed the appraisal campaign for the proposed Bonaparte CCS project, with successful drilling of two appraisal wells and the acquisition of West Peron marine 3D seismic.

Carbon Credits Portfolio

•

Signed an amendment to expand the reforestation of an additional 2,400 hectares of land in the Chaco region in Paraguay to generate 0.8 million carbon credits. This brings Woodside’s total investment to 7,400 hectares of land, and is expected to generate a total of ~ 2.4 million carbon credits over 40 years.

Corporate activities

Woodside and Chevron asset swap

•

In December 2024 Woodside and Chevron agreed to an asset swap under which Woodside will acquire Chevron’s interest in the North West Shelf (NWS) Project, the NWS Oil Project and the Angel Carbon Capture and Storage (CCS) Project, and transfer all of its interest in both the Wheatstone and Julimar Brunello Projects to Chevron. Chevron will also make a cash payment to Woodside of up to $400 million.[9]

Hedging

•	During the quarter 11.4 MMboe of 2025 production was hedged, bringing the total 2025 hedging to 30 MMboe at an average price of approximately $78.7 per barrel.

•

Woodside also has a hedging program for Corpus Christi LNG volumes designed to protect against downside pricing risk. These hedges are Henry Hub (HH) and Title Transfer Facility (TTF) commodity swaps. Approximately 94% of 2025 and 67% of 2026 volumes have been hedged.

•

The realised value of all hedged positions for the year ended 31 December 2024 is a pre-tax expense of approximately $46 million, with a $202 million expense related to oil price hedges offset by $96 million profit related to LNG hedges and $60 million profit related to other hedge positions. Hedging expense will be included in “other expenses” in the full-year financial statements.

Delisting from the London Stock Exchange

•

Woodside delisted from the London Stock Exchange on 20 November 2024. Woodside’s primary listing on the Australian Securities Exchange and its American Depositary Receipts program on the New York Stock Exchange are not affected by the delisting of Woodside’s shares from the London Stock Exchange.

[8]	Energy supply may include hydrogen, natural gas and electricity. Agreement is subject to finalising commercial arrangements.
[9]	Completion of the transaction is subject to customary conditions precedent. See “Woodside simplifies portfolio and unlocks long-term value” announced 19 December 2024.

7	Fourth quarter report for period ended 31 December 2024

2024 Full-Year Results and teleconference

•

Woodside’s 2024 Annual Report, 2024 Climate Update and associated investor briefing will be released to the market on Tuesday, 25 February 2025. These will also be available on Woodside’s website at http://www.woodside.com/

•

A teleconference providing an overview of the full-year 2024 results and a question and answer session will be hosted by Woodside CEO and Managing Director, Meg O’Neill, and Chief Financial Officer, Graham Tiver, on Tuesday, 25 February 2025 at 10:00 AEDT / 07:00 AWST / 17:00 CST (Monday, 24 February 2025).

•	We recommend participants pre-register 5 to 10 minutes prior to the event with one of the following links:

•	https://webcast.openbriefing.com/wds-fyr-24/ to view the presentation and listen to a live stream of the question and answer session

•

https://s1.c-conf.com/diamondpass/10044744-jh76t5.html to participate in the question and answer session. Following pre-registration, participants will receive the teleconference details and a unique passcode.

Annual General Meeting

•	Woodside’s Annual General Meeting will be held at 10:00am (AWST) on Thursday 8 May 2025 in Perth, Western Australia and online. The closing date for receipt of director nominations is 3 March 2025.

2025 full-year guidance

Production

•	Woodside’s full-year 2025 production guidance is 186 – 196 MMboe (510 – 537 Mboe/day). This excludes volumes from Beaumont New Ammonia.

•	The approximate split by product type is:

LNG	~40%
Pipeline gas	~20%
Crude and condensate	~35%
Natural gas liquids	~5%

Capital expenditure

•

Woodside’s full-year 2025 capital expenditure guidance is $4.5 - 5.0 billion, this excludes the impact of any subsequent asset sell-downs, future acquisitions or other equity changes. It also excludes Louisiana LNG expenditure.[10]

[10]

Total Louisiana LNG expenditure from December 2024 to end of the first quarter 2025 is forecast to be up to $1.3 billion, which is included in the overall estimated cost for the foundation development.

8	Fourth quarter report for period ended 31 December 2024

•	The main activities are:

Scarborough[11]	~35%
Trion[12]	~20%
Australia Other[13]	~20%
International Other	~10%
Beaumont New Ammonia[14]	~10%

Gas hub exposure

•	Woodside expects approximately 28% - 35% of its 2025 produced LNG to be sold at prices linked to gas hub indices.[15]

Contacts:

INVESTORS	MEDIA	REGISTERED ADDRESS

Woodside Energy Group Ltd
ACN 004 898 962
Marcela Louzada	Dan Pagoda	Mia Yellagonga
M: +61 456 994 243	M: +61 482 675 731	11 Mount Street
E: investor@woodside.com	E: dan.pagoda@woodside.com	Perth WA 6000
Australia
T: +61 8 9348 4000
www.woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

[11]	Scarborough at 74.9% participating interest, Pluto Train 2 at 51% participating interest.
[12]	Trion at 60% participating interest.
[13]	Working interest equity prior to the completion of the asset swap with Chevron for NWS Project, NWS Oil Project, Wheatstone, Julimar-Brunello and Angel CCS assets.
[14]	Remaining Beaumont New Ammonia acquisition expenditure.
[15]	Gas hub indices include Japan Korea Marker (JKM), TTF and National Balancing Point (NBP). It excludes HH.

9	Fourth quarter report for period ended 31 December 2024

Production summary

		Q4 2024	Q3 2024	Q4 2023	YTD 2024	YTD 2023
Gas	MMscf/d	1,909	2,001	2,010	1,931	2,002
Liquids	Mbbl/d	224	226	170	191	162

Total	Mboe/d	559	577	522	530	513

		Q4 2024	Q3 2024	Q4 2023	YTD 2024	YTD 2023
AUSTRALIA
LNG
North West Shelf	Mboe	7,117	7,029	7,798	29,426	32,807
Pluto[16]	Mboe	11,232	12,007	12,407	46,719	45,587
Wheatstone	Mboe	2,460	2,565	2,505	9,341	10,159

Total	Mboe	20,809	21,601	22,710	85,486	88,553

Pipeline gas
Bass Strait	Mboe	3,140	4,069	3,206	12,978	15,100
Other[17]	Mboe	4,136	4,016	3,438	15,278	13,027

Total	Mboe	7,276	8,085	6,644	28,256	28,127

Crude oil and condensate
North West Shelf	Mbbl	1,250	1,265	1,359	5,187	5,867
Pluto[16]	Mbbl	911	966	994	3,741	3,630
Wheatstone	Mbbl	423	474	495	1,739	1,805
Bass Strait	Mbbl	482	701	704	2,178	3,367
Macedon & Pyrenees	Mbbl	617	633	653	1,466	2,731
Ngujima-Yin	Mbbl	1,143	1,231	1,203	4,234	3,212
Okha	Mbbl	616	615	616	2,188	2,076

Total	Mboe	5,442	5,885	6,024	20,733	22,688

NGL
North West Shelf	Mbbl	274	288	275	1,131	1,182
Pluto[16]	Mbbl	58	55	58	226	206
Bass Strait	Mbbl	740	1,152	1,026	3,665	4,320

Total	Mboe	1,072	1,495	1,359	5,022	5,708

Total Australia[18]	Mboe	34,599	37,066	36,737	139,497	145,076

	Mboe/d	376	403	399	381	397

[16]	Q4 2024 includes 2.23 MMboe of LNG, 0.10 MMboe of condensate and 0.06 MMboe of NGL processed at the Karratha Gas Plant (KGP) through the Pluto-KGP Interconnector.
[17]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.
[18]	Q4 2024 includes 0.31 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

10	Fourth quarter report for period ended 31 December 2024

		Q4 2024	Q3 2024	Q4 2023	YTD 2024	YTD 2023
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	305	327	314	1,316	1,343
Trinidad & Tobago	Mboe	2,425	2,289	2,779	8,953	10,151
Other[19]	Mboe	—	—	—	—	47

Total	Mboe	2,730	2,616	3,093	10,269	11,541

Crude oil and condensate
Atlantis	Mbbl	2,238	2,351	2,763	9,049	10,965
Mad Dog	Mbbl	2,607	2,363	2,054	10,679	6,808
Shenzi	Mbbl	1,832	2,047	2,712	8,617	10,065
Trinidad & Tobago	Mbbl	140	143	284	503	1,076
Sangomar	Mbbl	6,901	5,902	—	13,343	—
Other[19]	Mbbl	81	81	81	324	237

Total	Mboe	13,799	12,887	7,894	42,515	29,151

NGL
Gulf of Mexico	Mbbl	320	515	344	1,583	1,387
Other[19]	Mbbl	—	—	—	—	27

Total	Mboe	320	515	344	1,583	1,414

Total International	Mboe	16,849	16,018	11,331	54,367	42,106

	Mboe/d	183	174	123	149	115

Total Production	Mboe	51,448	53,084	48,068	193,864	187,182

	Mboe/d	559	577	522	530	513

[19]	Overriding royalty interests held in the GoM for several producing wells.

11	Fourth quarter report for period ended 31 December 2024

Product sales

		Q4 2024	Q3 2024	Q4 2023	YTD 2024	YTD 2023
Gas	MMscf/d	2,115	2,154	2,118	2,085	2,248
Liquids	Mbbl/d	214	228	166	190	158

Total	Mboe/d	585	606	538	556	552

		Q4 2024	Q3 2024	Q4 2023	YTD 2024	YTD 2023
AUSTRALIA
LNG
North West Shelf	Mboe	6,753	7,353	7,367	29,195	34,573
Pluto	Mboe	10,490	12,014	12,130	45,766	45,654
Wheatstone[20]	Mboe	2,280	3,048	2,473	10,181	9,676

Total	Mboe	19,523	22,415	21,970	85,142	89,903

Pipeline gas
Bass Strait	Mboe	3,320	4,163	3,341	13,561	15,042
Other[21]	Mboe	4,058	3,816	3,684	14,203	12,906

Total	Mboe	7,378	7,979	7,025	27,764	27,948

Crude oil and condensate
North West Shelf[22]	Mbbl	1,203	1,253	514	5,574	4,669
Pluto	Mbbl	1,093	858	614	3,874	3,070
Wheatstone	Mbbl	319	360	349	1,674	1,697
Bass Strait	Mbbl	518	662	410	2,048	2,934
Ngujima-Yin	Mbbl	1,006	1,082	1,352	4,105	3,201
Okha	Mbbl	653	618	1	2,461	1,951
Macedon & Pyrenees	Mbbl	472	498	1,054	1,466	2,605

Total	Mboe	5,264	5,331	4,294	21,202	20,127

NGL
North West Shelf	Mbbl	252	249	253	1,022	941
Pluto	Mbbl	53	52	49	209	336
Bass Strait	Mbbl	303	1,142	1,370	2,591	4,341

Total	Mboe	608	1,443	1,672	3,822	5,618

Total Australia	Mboe	32,773	37,168	34,961	137,930	143,596

	Mboe/d	356	404	380	377	393

[20]	Includes periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.22 MMboe in Q4 2024, 0.29 MMboe in Q3 2024 and 0.10 MMboe in Q4 2023.
[21]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.
[22]	Includes reclassification of purchased condensate volumes from NWS JV Participants to Marketing liquids of 0.16 MMboe in Q3 2023 and 0.26 MMboe in Q2 2023.

12	Fourth quarter report for period ended 31 December 2024

		Q4 2024	Q3 2024	Q4 2023	YTD 2024	YTD 2023
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	231	286	357	1,139	1,362
Trinidad & Tobago	Mboe	2,802	2,004	2,611	8,869	10,180
Other[23]	Mboe	6	2	6	19	26

Total	Mboe	3,039	2,292	2,974	10,027	11,568

Crude oil and condensate
Atlantis	Mbbl	2,108	2,436	2,976	8,983	10,796
Mad Dog	Mbbl	2,629	2,489	2,209	10,787	6,819
Shenzi	Mbbl	1,730	2,032	2,716	8,544	10,164
Trinidad & Tobago	Mbbl	53	221	316	345	1,219
Sangomar	Mbbl	6,793	6,070	—	12,863	—
Other[23]	Mbbl	42	45	53	206	242

Total	Mboe	13,355	13,293	8,270	41,728	29,240

NGL
Gulf of Mexico	Mbbl	303	388	435	1,558	1,519
Other[23]	Mbbl	4	1	2	11	13

Total	Mboe	307	389	437	1,569	1,532

Total International	Mboe	16,701	15,974	11,681	53,324	42,340

	Mboe/d	182	174	127	146	116

MARKETING[24]
LNG	Mboe	4,196	2,077	2,209	10,952	14,553
Liquids[25]	Mboe	160	555	618	1,323	1,047

Total	Mboe	4,356	2,632	2,827	12,275	15,600

Total Marketing	Mboe	4,356	2,632	2,827	12,275	15,600

Total sales	Mboe	53,830	55,774	49,469	203,529	201,536

	Mboe/d	585	606	538	556	552

[23]	Overriding royalty interests held in the GoM for several producing wells.
[24]	Purchased volumes sourced from third parties.
[25]	Includes reclassification of purchased condensate volumes from NWS JV Participants of 0.16 MMboe in Q3 2023 and 0.26 MMboe in Q2 2023.

13	Fourth quarter report for period ended 31 December 2024

Revenue

	Q4 2024	Q3 2024	Q4 2023	YTD 2024	YTD 2023
AUSTRALIA
North West Shelf	497	520	509	2,133	3,021
Pluto	853	920	1,011	3,409	3,789
Wheatstone[26]	199	237	208	861	982
Bass Strait	217	344	225	1,031	1,143
Macedon	49	48	54	196	199
Ngujima-Yin	84	94	128	361	292
Okha	50	51	—	197	159
Pyrenees	40	44	94	128	233

Total Australia	1,989	2,258	2,229	8,316	9,818

INTERNATIONAL
Atlantis	156	194	241	714	852
Mad Dog	183	192	178	828	532
Shenzi	124	160	217	679	794
Trinidad & Tobago[27]	66	63	103	228	368
Sangomar	484	464	—	948	—
Other[28]	2	3	4	15	18

Total International	1,015	1,076	743	3,412	2,564

Marketing revenue[29]	410	285	332	1,187	1,453

Total sales revenue[30]	3,414	3,619	3,304	12,915	13,835
Processing revenue	53	54	49	220	184
Shipping and other revenue	3	6	2	16	9

Total revenue	3,470	3,679	3,355	13,151	14,028

[26]

Q4 2024 includes -$14 million, Q3 2024 includes -$28 million and Q4 2023 includes $9 million recognised in relation to periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. These amounts will be included within other income/(expenses) in the financial statements rather than operating revenue.

[27]	Includes the impact of periodic adjustments related to the production sharing contract (PSC).
[28]	Overriding royalty interests held in the GoM for several producing wells.
[29]

Values include revenue generated from purchased LNG and Liquids volumes, as well as the marketing margin on the sale of Woodside’s produced LNG and liquids portfolio. Marketing revenue excludes hedging impacts and cargo swaps where a Woodside produced cargo is sold and repurchased from the same counterparty to optimise the portfolio. The margin for these cargo swaps is recognised net in other income.

[30]	Total sales revenue excludes all hedging impacts.

14	Fourth quarter report for period ended 31 December 2024

Realised prices

	Units	Q4 2024	Q3 2024	Q4 2023	Units	Q4 2024	Q3 2024	Q4 2023
LNG produced[31]	$/MMBtu	10.8	10.8	11.5	$/boe	69	68	74
LNG traded[32]	$/MMBtu	12.6	11.2	11.9	$/boe	80	71	76
Pipeline gas					$/boe	33	38	37
Oil and condensate	$/bbl	71	78	82	$/boe	71	78	82
NGL	$/bbl	45	48	24	$/boe	45	48	24
Liquids traded[32]	$/bbl	67	60	85	$/boe	67	60	85

Average realised price for pipeline gas:
Western Australia					A$/GJ	6.6	6.5	6.8
East Coast Australia					A$/GJ	12.7	14.2	13.4
International					$/Mcf	4.2	4.3	4.4

Average realised price					$/boe	63	65	67

Dated Brent					$/bbl	75	80	84
JCC (lagged three months)					$/bbl	86	88	83
WTI					$/bbl	70	75	78
JKM					$/MMBtu	13.5	12.4	15.0
TTF					$/MMBtu	12.8	11.2	13.5

Average realised price decreased 3% from the prior quarter reflecting lower Dated Brent, WTI and JCC.

[31]	Realised prices include the impact of periodic adjustments reflecting the arrangements governing Wheatstone LNG sales.
[32]	Excludes any additional benefit attributed to produced volumes through third-party trading activities.

15	Fourth quarter report for period ended 31 December 2024

Capital expenditure (US$ million)

	Q4 2024	Q3 2024	Q4 2023	YTD 2024	YTD 2023
Exploration and evaluation capitalised[33],[34]	17	6	43	99	175
Property plant & equipment	1,315	1,076	1,449	4,616	5,270
Other[35]	64	51	74	226	256

Sub Total (excluding acquisitions)	1,396	1,133	1,566	4,941	5,701

Acquisitions	1,285	1,900	—	3,185	—

Total	2,681	3,033	1,566	8,126	5,701

	Q4 2024	Q3 2024	Q4 2023	YTD 2024	YTD 2023
Scarborough	664	438	826	2,239	2,643
Trion	299	225	154	758	273
Sangomar	112	73	211	601	1,019
Other	321	397	375	1,343	1,766

Sub Total (excluding acquisitions)	1,396	1,133	1,566	4,941	5,701

Beaumont New Ammonia Project[36]	—	1,900	—	1,900	—
Louisiana LNG[37]	1,067	—	—	1,067	—
Louisiana LNG post-acquisition expenditure	218	—	—	218	—

Sub Total (acquisitions)	1,285	1,900	—	3,185	—

Total	2,681	3,033	1,566	8,126	5,701

Acquisition expenditure represents the purchase consideration for Beaumont New Ammonia of $1,900 million, Louisiana LNG of $1,067 million and post acquisition expenditure for Louisiana LNG of $218 million. The purchase consideration includes the total amount paid for acquiring the companies encompassing all assets and liabilities as part of the transaction.

Other expenditure (US$ million)

	Q4 2024	Q3 2024	Q4 2023	YTD 2024	YTD 2023
Exploration and evaluation expensed[38]	140	90	108	330	364
Permit amortisation	2	2	2	10	9

Total	142	92	110	340	373

Trading costs	290	132	181	695	1,068

[33]

Exploration capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results.

[34]

Project final investment decisions result in amounts of previously capitalised exploration and evaluation expense (from current and prior years) being transferred to property plant & equipment. This table does not reflect the impact of such transfers.

[35]	Other primarily incorporates corporate spend including SAP build costs, carbon costs, other investments and other capital expenditure.
[36]	Represents 80% of the consideration paid in 2024 with the remaining 20% to be paid at project completion.
[37]	Purchase consideration for Louisiana LNG.
[38]	Includes seismic and general permit activities and other exploration costs.

16	Fourth quarter report for period ended 31 December 2024

Exploration or appraisal wells drilled

Region	Permit Area	Well	Target	Interest (%)	Spud Date	Water depth (m)	Actual Well Depth (m)[39]	Remarks

Egypt	North El Dabaa Offshore (Block 4)	Khendjer -1X	Oil	27% Non-Operator	2 November 2024	2,187	5,458	Plugged and abandoned

Permits and licences

Key changes to permit and licence holdings during the quarter ended 31 December 2024 are noted below.

Region	Permits or licence areas	Change in interest (%)	Current interest (%)	Remarks

Australia	NT/P86	(100%)	—%	Permit Surrender

Egypt	Red Sea Block 3	(30%)	—%	Licence Expiry
	Red Sea Block 4	(25%)	—%	Licence Expiry – Subsequent to the period

Gulf of Mexico	GB 719, GB 720, GB 763, GB 807	(60%)	—%	Licence Expiry
	GB 574, GB 575, GB 619, GB 529, GB 530, GB 531	17%	57%	Assignment

[39]	Well depths are referenced to the rig rotary table.

17	Fourth quarter report for period ended 31 December 2024

Production rates

Average daily production rates (100% project) for the quarter ended 31 December 2024:

	Woodside share[40]	Production rate (100% project, Mboe/d)		Remarks
		Dec 2024	Sep 2024
AUSTRALIA
NWS Project
LNG	30.01%	258	259	Stable production from prior quarter. LNG train 2 cessation of production executed 28 October 2024.
Crude oil and condensate	30.11%	45	46
NGL	30.10%	10	10

Pluto LNG
LNG	90.00%	109	122	Production was lower due to reliability events during the quarter, including process control network fault.
Crude oil and condensate	90.00%	10	10

Pluto-KGP Interconnector
LNG	100.00%	24	21	Production was higher due to increased demand from NWS during the quarter.
Crude oil and condensate	100.00%	1	1
NGL	100.00%	1	1

Wheatstone[41]
LNG	12.13%	220	232	Production was lower due to reduced reliability during the quarter.
Crude oil and condensate	14.68%	32	33

Bass Strait
Pipeline gas	40.09%	85	102	Production was lower due to reduced seasonal domestic gas demand.
Crude oil and condensate	44.60%	12	16
NGL	45.77%	18	26

Australia Oil
Ngujima-Yin	60.00%	21	22
Okha	50.00%	13	13
Pyrenees	64.70%	10	11

Other
Pipeline gas[42]		45	44

[40]	Woodside share reflects the net realised interest for the period.
[41]	The Wheatstone asset processes gas from several offshore gas fields, including the Julimar and Brunello fields, for which Woodside has 65% participating interest and is the operator.
[42]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

18	Fourth quarter report for period ended 31 December 2024

	Woodside share[43]		Production rate (100% project, Mboe/d)		Remarks
			Dec 2024	Sep 2024
INTERNATIONAL
Atlantis
Crude oil and condensate	38.50%		63	66	Production lower due to impacts from planned midstream outage.
NGL	38.50%		4	5
Pipeline gas	38.50%		5	7

Mad Dog
Crude oil and condensate	20.86%		136	123	Production higher due to no weather or intervention impacts, partially offset by planned A-Spar TAR.
NGL	20.86%		4	7
Pipeline gas	20.86%		3	2

Shenzi
Crude oil and condensate	64.82%		31	34	Production lower from planned facility shutdown and maintenance as well as unplanned downtime and weather.
NGL	64.88%		2	3
Pipeline gas	64.87%		1	1

Trinidad & Tobago
Crude oil and condensate	58.39%	[44]	3	3	Production was higher following execution of production optimization projects and improved facility uptime.
Pipeline gas	46.63%	[46]	57	49

Sangomar
Crude oil	78.66%		95	81	Production was higher due to improved facility reliability with commissioning and ramp-up completing in the third quarter.

[43]	Woodside share reflects the net realised interest for the period.
[44]	Operations governed by production sharing contracts, Woodside share changes monthly.

19	Fourth quarter report for period ended 31 December 2024

Disclaimer and important notice

Forward looking statements

This report contains forward-looking statements with respect to Woodside’s business, operations, market conditions, results of operations and financial condition, including for example, but not limited to, statements regarding potential investment decisions, development, completion and execution of Woodside’s projects, expectations and guidance with respect to production, capital and exploration expenditure and gas hub exposure, expectations regarding future capital commitment, future cash flows, the outcomes of acquisitions and divestment transactions,including timing and potential benefits thereof, future results of projects, operation activities, new energy products, accounting decisions including impairments, commencement dates under supply arrangements, the potential execution of new supply arrangements, construction and delivery dates, expectations and plans for renewables production capacity and investments in, and development of renewables projects. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’, and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this report are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, fluctuations in commodity prices, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, environmental risks, climate related risks, physical risks, legislative, fiscal and regulatory developments, changes in accounting, standards, economic and financial markets conditions in various countries and regions, political risks, the actions of the third parties, project delay or advancement, regulatory approvals, the impact of armed conflict and political instability (such as the ongoing conflicts in Ukraine and in the Middle East) on economic activity and oil and gas supply and demand, cost estimates, the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, and the impact of general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets and risks associated with acquisitions, mergers, divestitures and joint ventures, including difficulties integrating businesses, uncertainty associated with financial projections, restructuring, increased costs and adverse tax consequences.

A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this report.

If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this report.

All forward-looking statements contained in this report reflect Woodside’s views held as at the date of this report and, except as required by applicable law, Woodside does not intend to, undertake to, or assume any obligation to, provide any additional information or update or revise any of these statements after the date of this report, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

20	Fourth quarter report for period ended 31 December 2024

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. None of Woodside nor any if its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives, nor any person named in this report or involved in the preparation of the information in this report, makes any representation, assurance, guarantee or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any outcomes, events or results expressed or implied in any forward-looking statement in this report. Past performance (including historical financial and operational information) is given for illustrative purposes only. It should not be relied on as, and is not necessarily, a reliable indicator of future performance, including future security prices.

21	Fourth quarter report for period ended 31 December 2024

Other important information

All figures are Woodside share for the quarter ending 31 December 2024, unless otherwise stated.

All references to dollars, cents or $ in this report are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).

Units of measure and conversion factors

Product	Unit	Conversion factor
Natural gas	5,700 scf	1 boe
Condensate	1 bbl	1 boe
Oil	1 bbl	1 boe
Natural gas liquids	1 bbl	1 boe

Facility	Unit	LNG Conversion factor
Karratha Gas Plant	1 tonne	8.08 boe
Pluto Gas Plant	1 tonne	8.34 boe
Wheatstone	1 tonne	8.27 boe

The LNG conversion factor from tonne to boe is specific to volumes produced at each facility and is based on gas composition which may change over time.

Term	Definition
bbl	barrel
bcf	billion cubic feet of gas
boe	barrel of oil equivalent
GJ	gigajoule
Mbbl	thousand barrels
Mbbl/d	thousand barrels per day
Mboe	thousand barrels of oil equivalent
Mboe/d	thousand barrels of oil equivalent per day
Mcf	thousand cubic feet of gas
MMboe	million barrels of oil equivalent
MMBtu	million British thermal units
MMscf/d	million standard cubic feet of gas per day
PJ	petajoules
scf	standard cubic feet of gas
TJ	terajoule

22	Fourth quarter report for period ended 31 December 2024